Exhibit 99.1

November 16, 2020

VIA EMAIL

Board of Directors
Navios Maritime Containers L.P.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC, 98000 Monaco

Dear Members of the Board:

The Board of Directors of Navios Maritime Partners L.P. (“NMM”) has authorized us to propose a transaction in which Navios Maritime Containers L.P. (“NMCI”) would be combined with NMM by means of a merger in which each common unit of NMCI not held by NMM would be exchanged for 0.37 newly issued common units of NMM.

We believe that our proposal should be well received by NMCI’s unit holders. The proposal reflects a 15% premium to the NMCI unit holders, based on the respective closing prices of the NMCI units and NMM units on November 13, 2020 and a premium of 121.7% over Navios Containers’ 60-day volume weighted average price. The unit-for-unit exchange would also provide NMCI unit holders with significant participation in the overall more diversified combined entity.

By combining the two companies, we would expand appeal to a broader range of investors by:

•	Simplifying the capital and organizational structures

•	Creating significant savings in public company costs

•	Increasing trading liquidity, float and access to the capital markets

•	Enhancing credit profile by increasing cash retention to support self-funded growth and deleveraging

•	Building scale through a larger, diversified asset base capable of generating increased earnings capacity

•	Increased collateral value to assist in refinancing debt maturities

•	Reducing the cost of capital

Through these benefits, we believe that the investor appeal will be enhanced and the combined entity will have an opportunity to increase value to its unitholders. A merger of NMM and NMCI seems to be the most feasible option to enable NMCI to unlock value and establish a new growth trajectory for its unitholders.

Any combination between NMCI and NMM would be subject to receipt of the necessary approvals under NMCI’s limited partnership agreement. In accordance with its legal obligations, NMM will file promptly an amendment to its Schedule 13D, including a copy of this letter.

We look forward to working with the Conflicts Committee and its independent legal and financial advisors to negotiate and complete a mutually acceptable transaction. We are available at your convenience to discuss any aspects of our proposal.

Please be aware that this proposal is an expression of interest only, and we reserve the right to withdraw or modify our proposal in any manner at any time for any reason or for no reason at all. No legal obligation with respect to a transaction will arise unless and until execution of mutually acceptable definitive documentation.

Should you have any questions, please do not hesitate to contact me.

Sincerely,

Navios Maritime Partners L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou, Chairman & Chief Executive Officer